Exhibit 99.1
GigaCloud Technology Inc Completes Acquisition of Noble House

Adds Product Varieties, Strong Supply Chain Capabilities and Logistics Enhancements
to GigaCloud’s Innovative B2B Marketplace

WALNUT, Calif., November 1, 2023 (GLOBE NEWSWIRE) — GigaCloud Technology Inc (Nasdaq: GCT) (“GigaCloud” or the “Company”), a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise, today announced that it has completed the previously announced asset acquisition of Noble House Home Furnishings LLC (“Noble House”), a leading B2B distributor of indoor and outdoor home furnishings, for approximately $85 million, subject to customary purchase price adjustments. The acquisition is funded entirely with cash on hand. The assets acquired from Noble House include, but not limited to, inventory, warehouses leases, websites and domain names, trademarks, tradenames, patents, customer contracts, sales channels and other assets.

“We could not be more thrilled to complete our asset acquisition of Noble House, which aligns with our core strategy of building a diverse, large-scale B2B marketplace with high-quality, differentiated products,” said Larry Wu, Founder, Chairman, and Chief Executive Officer of GigaCloud. “The acquisition adds significant warehouse space, exceeding 2.3 million square feet, and strengthens our distribution, inventory, and customer base. We believe by integrating our B2B marketplace with Noble House’s product design and quality control capabilities into our offerings, the growth of our marketplace will accelerate. Transactions in our marketplace empower Noble House suppliers to boost margins through our supplier-fulfilled retailing business model.”

“The acquisition of Noble House is a pivotal moment for GigaCloud, expanding our operations into Canada and adding a new sourcing origin in India,” said Iman Schrock, President of GigaCloud. “In addition to giving us more geographical diversity within our supply chain and enhancing our fulfillment and logistics capabilities, Noble House adds scale and product diversity to further expand GigaCloud’s B2B marketplace. With over one million five-star reviews online, Noble House exemplifies significant brand value, reinforcing its strong market standing with the inclusion of iconic brands Christopher Knight and OkiOki. We believe this acquisition substantially fortifies our ability to provide an enhanced B2B buying and selling experience for every participant on our marketplace.”
About GigaCloud Technology Inc
GigaCloud Technology Inc is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. The Company’s B2B ecommerce platform, which it refers to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. The Company’s global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. The Company offers a truly comprehensive solution that transports products from the manufacturer’s warehouse to the end customer’s doorstep, all at one fixed price. The Company first launched its marketplace in January 2019 by focusing on the global furniture market and has since expanded into additional categories such as home appliances and fitness equipment. For more information, please visit the Company’s website: https://investors.gigacloudtech.com/.
Forward-Looking Statements
This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:
GigaCloud Technology Inc

Greta Tang
Email: greta.tang@gigacloudtech.com
ICR
Ryan Gardella
Email: GigacloudIR@icrinc.com
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